U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

   Fonner                            Sally                    A.
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   (Last)                           (First)             (Middle)

   1612 North Osceola
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                                    (Street)

   Clearwater                       Florida                33755
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   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

   Yifan Communications, Inc. (YFNC),
   formerly Smart Games Interactive, Inc. (SSCI)
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year

   July 2000

________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [X]  10% Owner (see attachment)
     [X]  Officer (give title below)           [_]  Other (specify below)

   Secretary, effective July 30, 2000
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [_]  Form filed by one Reporting Person
     [X]  Form filed by more than one Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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

Common Stock, $.0002 par value         07/25/00       P              3,500,000    A     $.01     18,500,000      D (1)
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Common Stock, $.008 par value          07/31/00       P                180,000    A     $.89        180,000      D (2)
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
(1) See attachment #1
(2) See attachment #2

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)
                                                                          (Over)
(Form 4-07/99)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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


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
Explanation of Responses:


/s/ Sally A. Fonner                                       August 3, 2000
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Attachment 1

Pursuant to Instruction 5(b)(v), this Form 3 is submitted on behalf of group whose three principal members are identified below:

Sally A. Fonner
1612 North Osceola
Clearwater, Florida 33755
Officer, Director and 10% Holder

Capston Network Company
1612 North Osceola
Clearwater, Florida 33755
10% Holder

Tobem Investments Limited
3rd Floor, Whitehall House North Church, Box 2097
Georgetown, Grand Cayman, British West Indies
10% Holder

Sally A. Fonner is the sole officer, director and stockholder of Capston Network Company.

Tobem Investments Limited is not related to or under common control with either Sally A. Fonner or Capston Network Company.

On March 31, 2000, Tobem Investments Limited purchased 15,000,000 shares of the Issuer's common stock for cash at a price of $.005 per share. Subsequently, Tobem nominated Mr. Fonner as the sole director of the Issuer and granted Capston the contractual right to purchase up to 12,000,000 of the Issuer's shares held by it for cash at a price of $.005 per share. The terms of the contractual arrangement between Capston and Tobem are included in Exhibit 10.2 to the Issuer's Current Report on Form 8-K dated April 17, 2000.

On July 25, 2000, Capston Network Company purchased 3,500,000 additional shares of common stock from the Issuer for cash, at a price of $.01 per share. The purchase was made pursuant to the terms of the Project Management Agreement included as Exhibit 10.2 to the Issuer's Current Report on Form 8-K dated April 17, 2000.

Tobem Investments Limited and all other signatories to this Report on Form 4 disclaim any beneficial ownership of the additional 3,500,000 shares of common stock purchased by Capston.

Attachment 2

On July 28, 2000, the Issuer filed an amendment to its Certificate of Incorporation that will effect a 1 for 40 reverse split of its $.0002 par value common stock ("Old Common") on September 30, 2000.

On July 30, 2000, Sally A. Fonner entered into a one-year employment agreement with the Issuer that provides for the issuance of 180,000 shares of the Issuer's $.008 par value common stock ("New Common") as Ms. Fonner's sole compensation under the agreement. The shares of New Common will not be issued to Ms. Fonner until after the effective date of the Amendment, but are earned as of the date of this Report on Form 4.

Capston Network Company, Tobem Investments Limited and all other signatories to this Report disclaim any beneficial ownership of the shares of New Common issuable to Ms. Fonner under the terms of her employment agreement.





/s/ Tobem Investments Limited                             August 3, 2000
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date




/s/ Capston Network Company                               August 3, 2000
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date




/s/ Robert Williams                                       August 3, 2000
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date




/s/ Art Beroff                                            August 3, 2000
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      **Signature of Reporting Person                             Date




/s/ Moaz Goldstein                                        August 3, 2000
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      **Signature of Reporting Person                             Date




/s/ Michael Manion                                        August 3, 2000
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      **Signature of Reporting Person                             Date




/s/ Michael Weber                                         August 3, 2000
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      **Signature of Reporting Person                             Date




/s/ Lawrence Kravetz                                      August 3, 2000
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      **Signature of Reporting Person                             Date




/s/ John L. Petersen                                      August 3, 2000
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date




/s/ Dan Forbes                                            August 3, 2000
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      **Signature of Reporting Person                             Date




/s/ Christopher McGahn                                    August 3, 2000
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      **Signature of Reporting Person                             Date




/s/ Yani Dubouchage                                       August 3, 2000
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      **Signature of Reporting Person                             Date




/s/ Jeff Kraft                                            August 3, 2000
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      **Signature of Reporting Person                             Date